SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 30, 2010

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.         Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

Announcement of LM Ericsson Telephone Company, dated June 30, 2010 regarding “Ericsson (SE) - Acquisition of Nortel’s stake of LG-Nortel completed.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General Counsel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: June 30, 2010

•	LG-Ericsson will be one of the major telecom players in Korea

•	Purchase price of USD 242 million on a cash and debt free basis

•	Accretive to Ericsson’s earnings within a year

Ericsson (NASDAQ:ERIC) has completed the acquisition of Nortel’s majority shareholding (50%+1 share) in LG-Nortel, the joint venture of LG Electronics and Nortel Networks. Today’s closing follows the announcement on April 21 that Ericsson had entered into a share purchase agreement for this stake.

“The completion of this acquisition significantly expands our position in Korea and shows our commitment to the market,” said Mats H. Olsson, President of Ericsson China and North East Asia. “The skill and experience from the LG-Nortel employees will be key to continue to provide leading technology and services to our customers.” Olsson highlighted the importance of the Korean market as it is one of the 10 largest telecom markets in the world with advanced end-user demand for new services.

The joint venture was established in 2005 through the contribution by LG Electronics of its telecommunications systems business and by Nortel of its Korean distribution business. The focus of the joint venture has been to develop and market large scale telecommunications systems such as WCDMA, CDMA and LTE for telecom service providers in Korea as well as enterprise products and services. In 2009, LG-Nortel generated approximately USD 650 million of sales and had 1,300 employees.

The joint venture includes important contracts with Korean operators such as KT, LG Telecom and SK Telecom.

SEB Enskilda was Ericsson’s sole financial advisor in the transaction.

NOTES TO EDITORS:

Photos of Mats H. Olsson:

www.ericsson.com/ericsson/press/photos/mats_h_olsson.shtml

Announcement on share purchase agreement:

www.ericsson.com/news/1406030

Previously announced information on Ericsson’s acquisitions of Nortel assets:

www.ericsson.com/ericsson/press/releases/20090725-1330882.shtml

www.ericsson.com/ericsson/press/releases/20091113-1354893.shtml

www.youtube.com/ericssonpress#p/u/7/D3yDHV9O_5o

Korean President and Ericsson CEO meet and agree to cooperate for 4G-based green ecosystem

www.ericsson.com/thecompany/press/releases/2009/07/1328344

Our multimedia content is available at the broadcast room:

www.ericsson.com/broadcast_room

Ericsson is the world’s leading provider of technology and services to telecom operators. Ericsson is the leader in 2G, 3G and 4G mobile technologies, and provides support for networks with over 2 billion subscribers and has the leading position in managed services. The company’s portfolio comprises mobile and fixed network infrastructure, telecom services, software, broadband and multimedia solutions for operators, enterprises and the media industry. The Sony Ericsson and ST-Ericsson joint ventures provide consumers with feature-rich personal mobile devices.

Ericsson is advancing its vision of being the “prime driver in an all-communicating world” through innovation, technology, and sustainable business solutions. Working in 175 countries, more than 80,000 employees generated revenue of SEK 206.5 billion (USD 27.1 billion) in 2009. Founded in 1876 with the headquarters in Stockholm, Sweden, Ericsson is listed on OMX NASDAQ, Stockholm and NASDAQ New York.

www.ericsson.com

www.twitter.com/ericssonpress

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www.youtube.com/ericssonpress

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Public & Media Relations

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com